November 4, 2022

Grant Thornton LLP
186 South Wood Avenue, 4th Floor
Iselin, New Jersey 08830
T 732.516.5500
F 732.516.5502
www.GrantThornton.com

Board of Directors CompoSecure, Inc. 313 Pierce Street Somerset, New Jersey 08873

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to CompoSecure, Inc. (the Company) Form 10-Q filing pursuant to Item 601 of Regulation S-K.

As stated in Note 13 to the unaudited condensed consolidated financial statements included in the Company’s Quarterly Report on Forms 10-Q for the quarterly periods ended June 30, 2022 and September 30, 2022, effective April 1, 2022, the Company changed its method for calculating earnings per share by (a) incorporating the issuance of Class A Common Units that would accompany the conversion of potential dilutive instruments on account of the Company’s Up-C structure (Treatment of Potential Dilutive Instruments) and (b) allocating the changes in fair value of the mark-to-market liabilities related to the Company's warrants and earn-out consideration issued upon its initial public offering between the controlling and non-controlling interest (Treatment of MTM Liabilities). Note 13 also states management’s belief that the Treatment of Potential Dilutive Instruments more appropriately represents the economics of the net income allocation upon conversion of the potential dilutive instruments, and that the Treatment of MTM Liabilities would more appropriately reflect the allocation of the consolidated Company’s net assets between the controlling and non-controlling interest.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Forms 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

We have not audited the application of the aforementioned accounting change to the financial statements included in Part I of the Company’s Forms 10-Q. We also have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to December 31, 2021. Accordingly, we do not express an opinion on whether the accounting for the change in accounting principle has been properly applied or whether the aforementioned financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Iselin, New Jersey

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd